UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2024

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by utilising Artificial Intelligence (AI) technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Vesting of executive share award dated 18 March 2024, prepared by WPP plc.

FOR IMMEDIATE RELEASE                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                  18 March 2024

WPP plc ("WPP")

Vesting of executive share award

Notification of Transactions of Directors/Persons Discharging Managerial Responsibilities or their Connected Persons

The Company announces that the following person discharging managerial responsibilities transacted in ordinary shares of 10 pence each in the Company due to the exercise of awards made under the terms of the 2021 Executive Performance Share Plan ("EPSP") award. The 2021 EPSP awards were made on 28 March 2021 and 25 November 2021 and vested on 14 March 2024 as a result of the performance conditions attaching to the 2021 EPSP award having been satisfied as to 66.67%.

Name of Executive Director	Plan	Total number of shares vested	Total number of shares sold to cover statutory withholding liabilities	Date of sale
Mark Read	EPSP	276,920	130,413	14 and 15 March 2024
Andrew Scott	EPSP	162,304	76,436	14 and 15 March 2024

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mark Read
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Acquisition of Ordinary Shares made under the WPP 2021 Executive Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ Nil cost option	276,920
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 March 2024
f)	Place of the transaction	London Stock Exchange
Transaction 2
b)	Nature of the transaction	Sale of Ordinary Shares made under the WPP 2021 Executive Performance Share Plan to cover statutory withholding liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£7.0629	130,413
d)	Aggregated information - Aggregated volume - Price	130,413 £7.0629
e)	Date of the transactions	14 and 15 March 2024
f)	Place of the transaction	London Stock Exchange

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Andrew Scott
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Acquisition of Ordinary Shares made under the WPP 2021 Executive Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ Nil cost option	162,304
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	14 March 2024
f)	Place of the transaction	London Stock Exchange
Transaction 2
b)	Nature of the transaction	Sale of Ordinary Shares made under the WPP 2021 Executive Performance Share Plan to cover statutory withholding liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£7.0629	76,436
d)	Aggregated information - Aggregated volume - Price	76,436 £7.0629
e)	Date of the transactions	14 and 15 March 2024
f)	Place of the transaction	London Stock Exchange

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Balbir Kelly-Bisla
Group Company Secretary

Contact for further information:

Chris Wade, WPP
+44 (0)20 7282 4600

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet clients and communities. For more information, visit www.wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 18 March 2024	By: ______________________
Balbir Kelly-Bisla
Company Secretary